United States securities and exchange commission logo





                          July 29, 2020

       Andrew Rusie
       Chief Financial Officer
       Whole Earth Brands, Inc.
       125 South Wacker Drive, Suite 3150
       Chicago, IL 60606

                                                        Re: Whole Earth Brands,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 24, 2020
                                                            File No. 333-240089

       Dear Mr. Rusie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Christopher P.
Giordano, Esq.